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Exhibit 99.3

Project:	SynopsysWorld, Employee Stock Option Exchange Program article
Editor:	Rick Jamison
Date:	May 20, 2005
Version:	1.0

SynopsysWorld Home Page:

Employee Stock Option

Exchange Program Approved

The Employee Stock Option Exchange Program announced on March 30, 2005, has been authorized by Synopsys stockholders. This program will allow employees who hold options with exercise prices at $25.00 or above to exchange such options for a lesser number of options with an exercise price set at the end of the exchange period.
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Employee Stock Option Exchange Program Approved

The Employee Stock Option Exchange Program that was announced on March 30, 2005, (see http://wwwin/headline_arch/2005/stock_option_exchange033005.html) has been authorized by Synopsys stockholders.

This program will allow employees who hold options with exercise prices at $25.00 or above to exchange such options for a lesser number of options with an exercise price set at the end of the exchange period.

Synopsys has retained Mellon Investor Services LLC to administer the program. All employees who hold eligible options will receive shortly an email from Mellon with further information on the program. We anticipate commencing the program in a few days.

Due to Securities and Exchange Commission (SEC) regulations, Synopsys cannot provide additional information other than what is provided on the Mellon website and filed with the SEC. Mellon representatives will be available, however, to answer basic questions about the program.

Synopsys is excited that our stockholders have approved the program and you should carefully review all information concerning the program when it becomes available.

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  Exhibit 99.3